UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Molecular Templates, Inc.

File Nos. 333-217993 and 1-32979

CF#36418

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Molecular Templates, Inc. (formerly Threshold Pharmaceuticals, Inc.) submitted an application under Rule 406 and Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.33 to a Form S-4 registration statement filed on May 15, 2017, as modified by the same contract refiled with fewer redactions as Exhibit 10.33 to a Form 8-K filed on June 22, 2018.

Based on representations by Molecular Templates, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.33 to Form S-4 filed May 15, 2017   through May 30, 2020
Exhibit 10.33 to Form 8-K filed June 22, 2018   through May 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary